

Energy Fuels to Increase its Interest in Roca Honda Project – One of the Largest and Highest-Grade Uranium Projects in the U.S. – to 100%

Lakewood, Colorado – March 4, 2016

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that it has entered into a non-binding Letter of Intent with Sumitomo Corporation ("Sumitomo") to acquire its 40% interest in the Company's Roca Honda Project, which would increase the Company's interest in this project to 100%.

The Roca Honda Project is one of the largest and highest-grade uranium projects in the U.S., boasting an attractive project cost profile and total expected production of approximately 25 million pounds of uranium over a nine year mine life, under improved market conditions, according to a February 27, 2015 Technical Report and Preliminary Economic Analysis for the Roca Honda Project (the "PEA"), prepared in accordance with National Instrument 43-101, *Standards of Disclosure for Mineral Projects* ("NI 43-101") *(see disclosure below relating to reliance on a PEA).*

Upon completion of this acquisition, Energy Fuels will own 100% of the Roca Honda Project, thereby increasing the resources held across its entire portfolio by 6.8% (Measured & Indicated) and 12.4% (Inferred). According to the PEA, the Roca Honda Project holds a total of 1.5 million tons of Measured and Indicated Mineral Resources with an average grade of 0.48% U_3O_8 containing 14.6 million pounds of uranium, together with 1.2 million tons of Inferred Mineral Resources with an average grade of 0.47% U_3O_8, containing 11.2 million pounds of uranium. The project is currently at an advanced stage of permitting.

In addition, as previously announced, the Company recently acquired properties adjacent to the Roca Honda Project that contain significant additional historical resources. According to a 2007 report prepared by Uranium Resources Inc., these adjacent properties contain approximately 0.7 million tons at a grade of 0.34% eU_3O_8, containing 4.8 million pounds of uranium. These properties also contain existing mine infrastructure and excellent exploration prospects, which have the potential to enlarge the scope of the project and further improve upon the economics currently described in the PEA *(see disclosure below relating to reliance on historical resource estimates).*

The Roca Honda Project is within shipping distance of the Company's 100%-owned White Mesa Mill, where mined material can be processed into uranium concentrate (U_3O_8) and sold to nuclear utilities. Energy Fuels' acquisition of 100% of the Roca Honda Project provides the Company with a number of benefits, primarily by providing Energy Fuels with complete control over the project, and by allowing the Company to completely internalize the benefits from utilizing its wholly-owned White Mesa Mill to process resources from the Roca Honda Project. The White Mesa Mill is the only licensed conventional uranium mill currently operating in the U.S.

As consideration for the 40% interest that Energy Fuels will acquire, Energy Fuels will pay to Sumitomo (i) US1.0 million in cash; (ii) US$1.5 million in common shares of the Company; and (iii) US$4.5 million of

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cash upon the first commercial production of uranium from the Roca Honda Project. Closing of the acquisition is expected to occur in April 2016, and is conditional upon final Sumitomo approvals, negotiation and execution of definitive agreements, and receipt of applicable regulatory and stock exchange approvals.

Sumitomo has indicated to Energy Fuels that they are divesting of their interests in a number of development-stage mining assets around the World, including the Roca Honda Project, in order to focus their asset portfolio more on producing assets.

Stephen P. Antony, Energy Fuels' President and CEO stated: "With the expected acquisition of the remaining interest in the Roca Honda Project from Sumitomo, we will have obtained 100% control over a World-class uranium project in the advanced stages of permitting. This is particularly valuable to us, because we also own the only operating mill that can produce the uranium extracted from the Roca Honda Project. The Roca Honda Project is an important factor in our strategy of combining large-scale optionality and leverage to improving uranium markets, with our lower cost production from the Nichols Ranch Project, alternate feed materials, and certain of our Arizona Strip conventional properties."

"We have appreciated Sumitomo's participation in the Roca Honda Project over the years as a valued joint venture partner. We understand and respect Sumitomo's decision to change its business focus. We will be very pleased to be able to obtain complete control over this major project on the terms negotiated with Sumitomo."

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release. Readers should be cautioned that the PEA is preliminary in nature, that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Readers should also be cautioned that a qualified person has not done sufficient work to classify this historical estimate as a current estimate of mineral resources or mineral reserves in accordance with NI 43-101. This historical resource estimate from 2007 was classified as a "Probable Reserve." However, this category was applied without using applicable mining standards and economics, and should not be considered reserves by industry definition. The Company believes this historical estimate is relevant and reliable, as the methodology was well documented and utilized

industry standard practice. However, the methodologies used do not reflect current best industry practices. The Company does not consider these historical estimates to be equivalent to current mineral resources or mineral reserves as defined in NI 43-101, nor has the Company completed sufficient work to confirm a NI 43-101 compliant resource. Therefore, the historical estimates cannot, and should not, be relied upon as NI 43-101 resources or reserves.

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including: any information relating to the Company being a leading producer of uranium; the Company's expectations as to longer term fundamentals in the market and price projections; scalability, and the Company's ability to be able to restart or increase production as market conditions warrant; the ability of the Company to complete the acquisition of the remaining 40% interest in Roca Honda and to realize the expected benefits of the acquisition; the expected costs or production of the Company's projects; estimates relating to current mineral resources; expectations regarding exploration potential; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium; the Company's expectations as to longer term fundamentals in the market and price projections; scalability, and the Company's ability to be able to restart or increase production as market conditions warrant; the ability of the Company to complete the acquisition of the remaining 40% interest in Roca Honda and to realize the expected benefits of the acquisition; the expected costs or production at the Company's projects; estimates relating to current mineral resources; expectations regarding exploration potential; and other risk factors as described in Energy Fuels' most recent annual information forms and annual and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at* www.sec.gov *and* www.sedar.com*. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this*

news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7. **United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an "Inferred Mineral resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Information Form dated March 18, 2015 for further details.**

Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com